Exhibit 99

REPORT ON MATERIAL INFORMATION

“LICENSE REPLACEMENT”

1.	General Information

1.1.	Issuer’s full proprietary name: Open Joint Stock Company Long-Distance and International Telecommunications “Rostelecom”.
1.2.	Issuer’s short proprietary name: OJSC Rostelecom.
1.3.	Location: 15 Dostoevskogo st., St. Petersburg, 191002, Russian Federation.
1.4.	State Registration Number (OGRN): 1027700198767
1.5.	Taxpayer’s Identification Number (TIN): 7707049388.
1.6.	Issuer’s unique code assigned by registration authority: 00124-A.
1.7.	Web-site used by the Issuer to disclose information: www.rt.ru/centr-invest/financial/fsfr/facts/.

2.	Material Information

2.1.	License type: TV and radio broadcasting.
2.2.	License numbers and issuance date: ##59333-59351 dated May 7, 2008.
2.3.	Issuance authority: the Federal Service on Supervision in the Areas of Mass media, Communications and Protection of Cultural Heritage.
2.4.

Expiry date: #59333, #59335, #59336, #59337, #59338, #59340, #59345, #59347, #59348, #59349, #59350, #59351 – from May 7, 2008 until March 30, 2013; #59334, #59342, #59343, #59344, #59346 – from May 7, 2008 until June 21, 2011; #59339 – from May 7, 2008 until May 7, 2011 21; #59341 – from May 7, 2008 until June 26, 2011.

2.5.

Description: replacement of the license #31540 to provide TV and radio broadcasting services in 27 federal subjects of Russia by 19 new licenses ##59333-59351 to provide TV and radio broadcasting services in 19 federal subjects of Russia.

2.6.	Written notice from the issuance authority received on: May 7, 2008.
2.7.	Issuance authority’s decision on license replacement came in force on: May 7, 2008.

3.	Signature

3.1.	First Deputy General Director –
	Finance Director	s/s	Andrei A. Gaiduk
3.2.	Date: September 23, 2008